EXHIBIT 12.1


                            MAVERICK TUBE CORPORATION
                       Ratios of Earnings to Fixed Charges
                          (in thousands except ratios)

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:



                                                 Six                                               Three
                                                Months                                             Months
                                                Ended                    Year Ended                Ended         Year Ended
                                               June 30,                 December 31,              December      September 30,
                                                                                                     31,
                                           2003       2002        2002      2001        2000        1999        1999      1998
                                         ---------------------  ------------------------------  ------------  -------------------

Pretax income (loss) from                   $2,015    $4,741      $6,527   $60,466    $33,463       $4,346   $(5,445)     $29,885
continuing operations                       ------    ------      ------   -------    -------       ------   --------     -------

Fixed Charges:
   Interest expense including
     amortized debt issuance costs           4,442     1,855       3,961     3,090      3,177          285     2,271       2,073
   Capitalized interest                        172       161         616     1,251      2,937          249       543         355
   Interest portion of rent expense (1)        684       604       1,368     1,452      1,260          286     1,025         723
                                            ------    ------      ------    ------    -------       ------     -----         ---
Total Fixed Charges                         $5,298    $2,620      $5,945    $5,793    $ 7,374       $  820    $3,839      $3,151
                                            ------    ------      ------    ------    -------       ------    ------      ------

Plus amortization of capitalized
   interest                                    190       190         380       380        380           46       168         131
Less capitalized interest                      172       161         616     1,251      2,937          249       543         355

Earnings (loss)                          $   7,331    $7,390      $12,236  $65,388    $38,280       $4,963   $(1,982)    $32,812
                                         =========    ======      =======  =======    =======      =======   ========    =======

Ratio of Earnings to Fixed Charges(2)          1.4       2.8          2.1     11.3        5.2          6.1       N/A        10.4

Deficiency in Earnings(3)                      N/A       N/A          N/A      N/A        N/A         N/A    $5,822         N/A



(1) Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2) This ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings is defined as pre-tax income from continuing operations, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(3) Due to the pretax losses for the year-ended September 30, 1999, the ratio coverage was less than 1:1.
